Exhibit 99.1

COLLPLANT BIOTECHNOLOGIES REPORTS 2025 SECOND QUARTER FINANCIAL
RESULTS AND PROVIDES CORPORATE UPDATE

- Preparing to initiate clinical studies for photocurable dermal filler with production scale-up underway -

- Raised $3.6 million in registered direct offering in second quarter -

REHOVOT, Israel, August 20, 2025 – CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived, rhCollagen for tissue regeneration and medical aesthetics, today announced financial results for the second quarter of 2025 and provided a corporate update.

Yehiel Tal, CollPlant’s Chief Executive Officer commented, “In recent months, CollPlant has been making strong progress with its photocurable dermal and soft tissue filler program, completing additional testing and preparing for the clinical phase. The product’s superior skin-lifting, tissue-rejuvenation, and contouring capabilities have generated strong interest from leading medical aesthetics companies. We also continued to advance our regenerative breast implant program and expand distribution for our rhCollagen and bioink products in key markets. These efforts will now be led by our newly appointed, U.S.-based Head of Commercial Operations for North America.“Mr. Tal continued, “To support these initiatives, we raised a modest amount of capital this quarter, providing financial flexibility while pursuing a long-term, non-dilutive transaction to drive shareholder value.”

Second Quarter and Recent Highlights

Photocurable Dermal Filler Program Advancing Toward Clinical Stage

CollPlant continued to advance its photocurable dermal filler program in preclinical testing. Designed not only for superior skin lifting, this next-generation filler also promotes skin rejuvenation and enables precise facial contouring — aimed to meet the growing demand for innovative aesthetic solutions.

The program is now in the final stages of preclinical testing, with production scale-up underway, as CollPlant prepares to initiate clinical studies.

AbbVie Collaboration

In February 2025, CollPlant received a $2 million milestone payment from its partner, AbbVie, upon achieving a key development milestone under the companies’ existing development and commercialization agreement.

Per this agreement, CollPlant has granted AbbVie a worldwide exclusive license to combine its proprietary recombinant human collagen (rhCollagen) technology with AbbVie’s technologies for the development and commercialization of dermal and soft tissue filler products. The lead dermal filler candidate is now in the clinical phase and AbbVie is collecting data and conducting a review of interim results from the first cohort of patients enrolled under the trials initiated in 2023 and next steps for the program are to be determined by AbbVie upon concluding their assessment.

CollPlant’s Regenerative Breast Implants: Addressing a Multi-Billion-Dollar Market with First-in-Class Technology

CollPlant is advancing the development of regenerative breast implants made from its proprietary, plant-derived recombinant human collagen (rhCollagen) and other biocompatible materials.

Produced using CollPlant’s rhCollagen-based bioinks, these next-generation implants are designed to naturally regenerate breast tissue, avoid immune rejection, and offer a safer, more durable alternative for both aesthetic augmentation and post-mastectomy reconstruction.

Large Unmet Need: In the U.S. alone, hundreds of thousands of women undergo breast implant procedures annually, with many facing complications such as autoimmune reactions and, in rare cases, BIA-ALCL. There is currently no commercial solution that enables soft tissue regeneration in the breast — positioning CollPlant to be first-to-market with a transformative solution.

Strong Preclinical Progress:

●	Successfully 3D bioprinted 200cc commercial-size implants with enhanced durability

●	Demonstrated vascularization, rapid tissue ingrowth, and early biodegradation while maintaining structure

●	No adverse tissue reactions observed

●	Refined surgical protocol for small-incision implantation and reduced complication risk

●	MRI and ultrasound in early 2025 confirmed tissue integration and vascularization

Next Steps: Continue implant optimization for long-term tissue remodeling and durability to support future clinical development.

CollPlant’s regenerative breast implant program represents a paradigm shift in a multi-billion-dollar global market, with the potential to capture a significant share by delivering a safer, more natural, and longer-lasting alternative to existing implants.

Non-Core Commercial Programs

CollPlant is expanding its international distribution network for Vergenix™ STR, a tendon-repair product that combines the Company’s proprietary rhCollagen technology with platelet-rich plasma (PRP).

Vergenix™ STR is designed to treat multiple forms of tendinopathy by promoting tendon healing and repair at sites including the elbow (“tennis elbow”), rotator cuff, patellar tendon, Achilles tendon, and cases of plantar fasciitis. The product has successfully completed clinical trials, holds CE Mark approval, and is currently marketed primarily in Europe.

In February 2025, CollPlant entered new markets for Vergenix™ STR in the Netherlands, Belgium, Luxembourg (Benelux), Spain, India, and Turkey. Through the remainder of 2025 and into 2026, the Company plans to further broaden the product’s presence across key markets in Europe and Asia.

Corporate Updates

In April 2025, CollPlant issued commentary in response to the United States Food and Drug Administration (FDA)’s groundbreaking step announced to advance public health by replacing animal testing in the development of monoclonal antibody therapies and other drug candidates with more effective, human-relevant methods. Importantly, CollPlant’s Collink.3D® portfolio of rhCollagen-based BioInk products can be utilized for the biofabrication of tissue or organ-on-a-chip systems, which serve as alternatives to animal testing. These systems can expedite the gap between benchtop studies and clinical trials, as well as be more economical and enable a reduced time to market.

In May, CollPlant announced a registered direct offering of its ordinary shares and concurrent private placement of warrants that resulted in gross proceeds of $3.6 million. The offering closed successfully in June.

In June, CollPlant announced the expansion of its agreement with STEMCELL Technologies, a biotechnology company that develops and supplies specialized cell culture media, tools, and services to support research in stem cell biology, regenerative medicine, immunology, and related life sciences. The amended agreement broadens the use of CollPlant’s rhCollagen, extending beyond research applications to include clinical development and commercial-scale manufacturing.

In July, CollPlant announced the appointment of Bowman Bagley as Vice President, Commercial North America. In this newly created role, Mr. Bagley is leading the company’s commercial strategy and execution in North America, including sales and marketing, logistics, and expansion of market presence for CollPlant’s rhCollagen-based products and platforms.

Mr. Tal continued, “We are highly encouraged by the strong results from our preclinical studies with commercial-size regenerative breast implants and are continuing follow-up evaluations. In the coming months, we look forward to sharing additional data on our photocurable product candidate. Across all programs, we are making steady progress and remain proud to lead the global shift toward non-animal-derived collagen solutions that are shaping the future of medicine.”

Three and Six Month-Period Ended June 30, 2025 Financial Results

GAAP revenues for the second quarter ended June 30, 2025, were $179,000 compared to $249,000 for the second quarter ended June 30, 2024. The decrease is mainly related to a reduction in sales of the rhCollagen-based products.

GAAP revenues for the six months ended June 30, 2025, were $2.2 million compared to $347,000 for the six months ended June 30, 2024. The increase in revenue is mainly related to a development milestone achievement relating to the dermal filler product candidate, which triggered a $2 million payment from AbbVie to CollPlant according to the AbbVie agreement.

GAAP cost of revenues for the second quarter ended June 30, 2025, was $186,000, compared to $536,000 in the second quarter ended June 30, 2024. The decrease in cost of revenues in the amount of $350,000 is mainly attributable to (i) a reduction in inventory impairments, which decreased by $184,000, (ii) a $73,000 decrease in sales of rhCollagen-based products, and (iii) insurance reimbursements received in 2025, of which $90,000 are related to cost of revenues.

GAAP cost of revenues for the six months ended June 30, 2025, was $374,000, compared to $1.1 million in the six months ended June 30, 2024. The decrease in cost of revenues in the amount of $707,000 is mainly comprised of (i) a $505,000 decrease in inventory impairments, (ii) a $167,000 decrease in sales of rhCollagen-based products, (iii) insurance reimbursements received in 2025, of which $90,000 are related to cost of revenues, and offset by (iv) a $55,000 increase in royalty expenses to the Israel Innovation Authority, mainly related to the milestone payment received from AbbVie in 2025.

GAAP gross loss for the second quarter ended June 30, 2025, was $7,000, compared to $287,000 in the second quarter ended June 30, 2024.

GAAP gross profit for the six months ended June 30, 2025, was $1.9 million, compared to gross loss of $734,000 in the six months ended June 30, 2024.

GAAP operating expenses for the second quarter ended June 30, 2025, were $3.2 million, compared to $4.1 million in the second quarter ended June 30, 2024. The decrease of approximately $900,000 is mainly related (i) the Company’s cost reduction plan with: (a) a $348,000 decrease in the workforce expenses and share-based compensation expenses, (b) a $319,000 decrease in research and development materials and subcontractors expenses mainly related to the breast implants program, (c) a decrease of $132,000 in patents expenses, and offset by (ii) insurance reimbursements of $79,000 received in 2025. On a non-GAAP basis, operating expenses for the second quarter ended June 30, 2025, were $2.8 million compared to $3.6 million in the second quarter ended June 30, 2024. Non-GAAP measures exclude certain non-cash expenses.

GAAP operating expenses for the six months ended June 30, 2025, were $6.7 million, compared to $8.0 million in the six months ended June 30, 2024. The decrease of approximately $1.3 million is mainly related (i) the Company’s cost reduction plan with: (a) a $492,000 decrease in the workforce expenses and share-based compensation expenses, (b) a $377,000 decrease in research and development and subcontractors expenses mainly related to the breast implants program, (c) a decrease of $116,000 in patents expenses, and offset by (ii) insurance reimbursements of $79,000 received in 2025. On a non-GAAP basis, operating expenses for the six months ended June 30, 2025, were $6.0 million, compared to $7.2 million in the six months ended June 30, 2024. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial expenses, net, for the second quarter ended June 30, 2025, totaled $169,000, compared to financial income, net of $196,000 in the second quarter ended June 30, 2024. The increase of $365,000 in financial expenses, net is due to (i) a $236,000 increase in USD/NIS exchange rate differences expenses, and (ii) a $131,000 decrease in interest received from the Company’s short-term cash deposits.

GAAP financial income, net, for the six months ended June 30, 2025, totaled $27,000, compared to $330,000 in the six months ended June 30, 2024. The decrease in financial income, net is due to a decrease in interest received from our short-term cash deposits and an increase in exchange rate differences expenses.

GAAP net loss for the second quarter ended June 30, 2025, was $3.3 million, or $0.28 basic loss per share, compared to net loss of $4.2 million, or $0.37 basic loss per share, for the second quarter ended June 30, 2024. Non-GAAP net loss for the second quarter ended June 30, 2025, was $2.7 million, or $0.23 loss per share, compared to a net loss of $3.8 million, or $0.33 basic loss per share, for the second quarter ended June 30, 2024.

GAAP net loss for the six months ended June 30, 2025, was $4.8 million, or $0.41 basic loss per share, compared to a net loss of $8.4 million, or $0.73 basic loss per share, for the six months ended June 30, 2024. Non-GAAP net loss for the six months ended June 30, 2025, was $3.9 million, or $0.33 loss per share, compared to a net loss of $7.7 million, or $0.67 basic loss per share, for the six months ended June 30, 2024.

Balance Sheet and Cash Flow

Cash and cash equivalents as of June 30, 2025, were $11.4 million.

Cash used in operating activities during the six months ended June 30, 2025 was $3.6 million compared to $7.2 million during the six months ended June 30, 2024.

Cash used in investing activities during the six months ended June 30, 2025, was $11,000 compared to $341,000 during the six months ended June 30, 2024, and related primarily to a decrease in purchases of property and equipment.

Cash provided by financing activities during the six months ended June 30, 2025 was $3.1 million compared to $9,000 during the six months ended June 30, 2024. The increase is mainly attributed to our registered direct offering in June 2025, which resulted in net proceeds of $3.1 million.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2025	2024
	Unaudited
Assets
Current assets:
Cash and cash equivalents	$11,434	$11,909
Restricted deposit	273	248
Trade receivables, net	-	150
Inventories	553	440
Other accounts receivable and prepaid expenses	364	433
Total current assets	12,624	13,180
Non-current assets:
Restricted deposit	130	118
Operating lease right-of-use assets	2,724	2,991
Property and equipment, net	1,857	2,290
Intangible assets, net	102	131
Total non-current assets	4,813	5,530
Total assets	$17,437	$18,710

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	June 30,	December 31,
	2025	2024
	Unaudited
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$571	$870
Operating lease liabilities	837	806
Accrued liabilities and other payables	1,334	1,294
Total current liabilities	2,742	2,970
Non-current liabilities:
Operating lease liabilities	2,190	2,275
Total non-current liabilities	2,190	2,275
Total liabilities	4,932	5,245

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of June 30, 2025 (unaudited) and December 31, 2024; issued and outstanding: 12,716,014 and 11,454,512 ordinary shares as of June 30, 2025 (unaudited) and December 31, 2024, respectively	5,492	4,983
Additional paid in capital	126,131	122,801
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(118,149)	(113,350)
Total shareholders’ equity	12,505	13,465
Total liabilities and shareholders’ equity	$17,437	$18,710

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
Revenues	$2,234	$347	$179	$249
Cost of revenues	374	1,081	186	536
Gross profit (loss)	1,860	(734)	(7)	(287)

Operating expenses:
Research and development	4,118	5,103	2,013	2,697
General, administrative and marketing	2,568	2,898	1,158	1,422
Total operating loss	4,826	8,735	3,178	4,406
Financial income (expenses), net	27	330	(169)	196
Net loss for the period	$4,799	$8,405	$3,347	$4,210
Basic and diluted net loss per ordinary share	$0.41	$0.73	$0.28	$0.37
Weighted average ordinary shares outstanding used in computation of basic and diluted net loss per share	11,646,603	11,453,845	11,840,829	11,454,512

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(4,799)	$(8,405)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	473	541
Accrued interest	(7)	6
Share-based compensation to employees and consultants	735	780
Exchange differences on cash and cash equivalents and restricted cash	(71)	241
Changes in assets and liabilities:
Decrease (increase) in trade receivables	150	(250)
Decrease (increase) in inventories	(111)	280
Decrease (increase) in other accounts receivable and prepaid expenses	69	(97)
Decrease in operating lease right of use assets	325	295
Increase (decrease) in trade payables	(299)	158
Decrease in operating lease liabilities	(112)	(397)
Increase (decrease) in accrued liabilities and other payables	40	(333)
Net cash used in operating activities	(3,607)	(7,181)
Cash flows from investing activities:
Purchase of property and equipment	(12)	(284)
Proceeds from sale of property and equipment	1	-
Investment in restricted deposits	-	(57)
Net cash used in investing activities	(11)	(341)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	3,102	-
Exercise of options and warrants into shares	-	9
Net cash provided by financing activities	3,102	9
Effect of exchange rate changes on cash and cash equivalents	41	(241)
Net decrease in cash and cash equivalents	(475)	(7,754)
Cash and cash equivalents at the beginning of the period	11,909	26,674

Cash and cash equivalents at the end of the period	$11,434	$18,920

COLLPLANT BIOTECHNOLOGIES LTD.
APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30,
	2025	2024

Supplemental discloser of non-cash activities:

Right of use assets recognized with corresponding lease liabilities	$58	$623
Capitalization of Share-based compensation to inventory	$2	$5

COLLPLANT BIOTECHNOLOGIES LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024

GAAP operating expenses:	$6,686	$8,001	$3,171	$4,119

Change of operating lease accounts	9	(14)	5	(15)
Share-based compensation to employees, directors and consultants	(735)	(780)	(353)	(490)
Non-GAAP operating expenses:	5,960	7,207	2,823	3,614

GAAP operating loss	4,826	8,735	3,178	4,406
Change of operating lease accounts	9	(14)	5	(15)
Share-based compensation to employees, directors and consultants	(735)	(780)	(353)	(490)
Non-GAAP operating loss	4,100	7,941	2,830	3,901

GAAP Net loss	4,799	8,405	3,347	4,210
Change of operating lease accounts	(213)	102	(273)	53
Share-based compensation to employees, directors and consultants	(735)	(780)	(353)	(490)
Non-GAAP Net loss	$3,851	$7,727	$2,721	$3,773
GAAP basic and diluted loss per ordinary share	$0.41	$0.73	$0.28	$0.37
NON- GAAP basic and diluted loss per ordinary share	$0.33	$0.67	$0.23	$0.33

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com.

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2025 and 2024 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income (or loss), net income (or loss) and basic and diluted net income (or loss) per share that exclude the effects of non-cash expense for share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, net income (or loss) and income (or loss) per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial statements for the second quarter ended June 30, 2025, are presented in accordance with generally accepted accounting principles in the U.S.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or it strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based bioink and medical aesthetics products or product candidates including, but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

Investors:

LifeSci Advisors
Dan Ferry
daniel@lifesciadvisors.com